Exhibit (e)(1)

Excerpts from ITEX Corporation’s Definitive Proxy Statement on Schedule 14A relating to the 2007 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on September 30, 2007

Compensation of Directors

During fiscal 2007, directors each received a grant of 40,000 shares for serving on the board. In addition, each director was granted a “tax gross-up” payment equal to the approximate amount of the recipient’s federal and state tax liability realized in connection with the grant of these shares. ITEX does not pay meeting fees. Non-employee directors are entitled to reimbursement for their reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors or its committees and board-related activities, such as ITEX sponsored events. No reimbursements were paid in fiscal 2007. If elected at the upcoming annual meeting, as compensation for the fiscal 2008 term, directors, whether or not compensated by a salary from the Company, will receive a grant of 30,000 shares and a cash bonus equal to the amount of the director’s federal and state tax liability realized in connection with the grant of these shares. Directors are eligible to receive option grants and equity issuances under our current equity incentive plan. Other than the grant of 40,000 shares, no options or other stock grants were issued to the current Board during fiscal 2007 for serving on our board of directors. During 2007, an affiliated company of Mr. Best was paid a total of $7,245 in payment for services rendered to ITEX.

Fiscal 2007 Director Compensation Table

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal year ended July 31, 2007 by the non-employee directors.

Name	Stock Awards (1)	All Other Compensation (2)	Total

Eric Best	$27,600	$9,892	$37,492

John A. Wade	$27,600	$9,892	$37,492

(1)	The amount represents the grant date fair value of 40,000 shares, as recognized in the fiscal year for financial statement reporting purposes in accordance with SFAS 123(R).

(2)	This column shows “tax gross-up” amounts paid to directors to reimburse them for taxes on income realized in connection with the grant of stock awards.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information that has been provided to the Company regarding the beneficial ownership as of October 29, 2007 of the Company’s common stock by (a) each person who is known by the Company to be a beneficial owner of more than five percent of the outstanding common stock of the Company, (b) each director or director nominee of the Company, (c) each of the named executive officers, and (d) all directors and executive officers of the Company as a group.

Name and Address (1) Of Beneficial Owner	Shares (2) Beneficially Owned	Percent (3) of Voting Shares

Current Directors and Executive Officers:

Steven White (4)	1,683,420	9.5%
Eric Best	65,000	*
John Wade	200,000	1.1%

All current directors and executive officers as a group (3 persons)	1,948,420	11.0%

* Less than one percent.

(1) Except as noted below, the business address of the current directors and executive officers is c/o ITEX Corporation, 3326 - 160th Ave SE, Suite 100, Bellevue, WA 98008.

(2) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are exercisable within 60 days of October 29, 2007 are deemed outstanding. These shares, however, are not deemed outstanding for purposes of computing the ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3) Percentage of beneficial ownership is based upon 17,726,248 voting shares outstanding as of the Record Date.

(4) Mr. White has 175,000 unvested stock awards outstanding.

Executive Compensation

The following table provides summary information about compensation expensed or accrued by the Company during the fiscal year ended July 31, 2007 for (a) our Chief Executive Officer, (b) the next two most highly compensated executive officers serving at the end of the fiscal year ended July 31, 2007, and (c) up to two additional individuals for whom disclosure would have been provided but for the fact that they were not serving as executive officers at the end of fiscal 2007 (collectively, the “named executive officers”):

Summary Compensation Table*

Name and Principal Position	Year	Salary (1)	Stock Awards (2)	All Other Compen- sation (3)	Total

Steven White, CEO, Interim CFO	2007	$124,800	$86,600	$20,835	$232,235

(*)	Columns in the Summary Compensation Table that were not relevant to the compensation paid to the named executive officers were omitted.

(1)	Mr. White also contributed a portion of his salary to the Company’s 401(k) savings plan, which was matched .

(2)
The amount represents the grant date fair value of stock awards, as recognized in the fiscal year for financial statement reporting purposes in accordance with SFAS 123(R), and includes 40,000 shares awarded for service on the board of directors. Stock awards for Mr. White include the amount expensed during the fiscal year for a restricted stock grant of 300,000 shares granted on July 6, 2006. The award vests equally over a 36-month period, assuming continued employment. For additional information on this grant, please see the narrative that follows this table.

(3)
This column includes the “tax gross-up” amount paid to reimburse Mr. White for taxes on income realized in connection with the grant of stock award, which was $13,347. Included are matching contributions under our 401(k) plan of $7,488 for Mr. White. All employees are eligible to contribute a portion of their compensation to our 401(k) Plan on a pre-tax basis and receive a matching employer contribution of up to 6.0% of their eligible compensation. All 401(k) participants are treated equally with respect to our 401(k), and we do not have preferential matching for our executive officers.

Narrative to Summary Compensation Table

We have an equity incentive plan (“2004 Plan”) which allows for grants of nonqualified and incentive stock options and stock awards to eligible employees, directors, officers or consultants. On July 6, 2006, we issued 300,000 shares of restricted common stock with a grant date fair value of $177,000 to Mr. White as equity incentive grants under the 2004 Plan. The shares vest over a three-year period, with one thirty sixth (1/36) of the granted shares vesting each month. In accordance with SFAS 123(R), for financial statement reporting purposes we recognized $59,000 of compensation cost in connection with this grant during the 2007 fiscal year.

Employment and Change-in-Control Agreements. Our employees, including our named executive officers, are employed at will and do not have employment agreements. Our Compensation Committee believes that employment agreements encourage a short-term rather than long-term focus, provide inappropriate security to the executives or employees and undermine the team spirit of the organization.

Each share of restricted stock issued under the 2004 Plan will immediately vest in the event that we are acquired by merger or asset sale, or in the event there is a change in control or ownership of ITEX. Except these provisions relating to our restricted stock grants, none of our named executive officers has a change of control arrangement or agreement that provides for termination, severance or change-in-control benefits.

Personal Benefits. ITEX seeks to maintain a corporate culture in which its officers are not entitled to operate under different standards than other employees. We do not have programs for providing personal-benefit perquisites to officers, such as financial counseling, reserved parking spaces, athletic club memberships, company car, home security, permanent lodging or defraying the cost of personal entertainment or family travel. ITEX’s health care and other employee-benefit programs are the same for all eligible employees, including its officers.

Outstanding Equity Awards at Fiscal Year End

The following table provides information on unvested stock awards held by the named executive officers on July 31, 2007.

	Option Awards	Stock Awards

Name		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)

Steven White, CEO	N/A	200,000 (1)	$ 160,000 (2)

(1)
The stock award was granted on July 6, 2006, and vests in thirty-six equal monthly installments over a three-year period. The unvested shares will vest on July 6, 2009, subject to continuous employment.

(2)	The market value was calculated by multiplying the number of shares shown in the table by $.80, which was the closing market price on July 31, 2007, the last trading day of our fiscal year.